Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

07026879

4 September 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos 13 and 14 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

MAIL RECEIVED PROCESSING SECTION
SEP 1 2 2007
WASH. D.C.
160

9/25

Stock exchange announcement no. 13/2007
3 September 2007

British health care reform: New consultation process begins 6 September 2007

The British Department of Health has announced that a new consultation process will be carried through in the period 6 September – 29 November 2007 on revised proposals relating to the arrangements for the provision of stoma and incontinence appliances and related services to Primary Care.

The consultation document will be published on 6 September 2007 and will be available on the Department of Health's website during the course of that day on www.dh.gov.uk\liveconsultations.

Due to the timing of the consultation process, Coloplast does not anticipate any changes to the current arrangement before 2008, which is in line with the company's previous updates regarding the British health care reform.

Coloplast expects to issue an announcement with a summary of the consultation document shortly after this has been published.

Lene Skole
Executive Vice President, CFO

Further information

Investors and analysts

Peter Høgsted
Head of Investor Relations
Tel. -+45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media Relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish- and an English-language version. In the event of any discrepancies, the Danish version shall prevail.

Stock Exchange Announcement No. 14/2007
4 September 2007

Coloplast pays DKK 30 million bonus to mark anniversary

Coloplast marks its 50th anniversary on 4 September 2007. On this occasion we will grant a special bonus to more than 7,000 employees in 34 countries. The bonus will vary depending on national pay levels. For example, Danish employees will receive DKK 5,000 each. The total bonus cost of DKK 30 million will be expensed under "Separate items" and thus included in the operating profit for the current financial year.

The anniversary bonus will not change our guidance for the 2006/07 financial year of around 10% organic growth in local currencies and an EBIT margin of 12 - 13%.

"The commitment of our employees and their ability to respond to our customers' needs have been essential for the success enjoyed by Coloplast," says Coloplast's President and CEO Sten Scheibye. "It's a great pleasure for me to be able to thank them for their efforts by announcing this bonus."

Sten Scheibye
President, CEO

Further information:

Investors and financial analysts
Peter Høgsted
Head of Investor relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media
Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in Danish and English-language versions.
In the event of discrepancies, the Danish version shall prevail.

END